File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

RECEIVED

2004 AUG 11 A 10: 4

OFFICE OF INTERNATI... CORPORATE FINA...

04036174

4 August 2004

Securities & Exchange Commission
Office of International Corporation Fina
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED

AUG 11 2004

THOMSON FINANCIAL

File Number 082-02819

4 August 2004

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

			Document released to:					
ils	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
ilable to view at UKLA	SE Announcement	02-Jul-2004	✓				✓	Filed with SEC on 2 July 2004
olding	SE Announcement	01-Jul-2004	✓				✓	Filed with SEC on 1 July 2004
regarding new Chairman of ST Plc	SE Announcement	06-Jul-2004	✓				✓	Filed with SEC on 6 July 2004
ncrease in Substantial Shareholding	SE Announcement	07-Jul-2004	✓				✓	Filed with SEC on 7 July 2004
Block Listing	SE Announcement	19-Jul-2004	✓				✓	Filed with SEC on 19 July 2004
ix Monthly Return	SE Announcement	20-Jul-2004	✓				✓	Filed with SEC on 20 July 2004
res by ST Plc Employee Share Ownership Trust	SE Announcement	23-Jul-2004	✓				✓	Filed with SEC on 23 July 2004
olding	SE Announcement	26-Jul-2004	✓				✓	Filed with SEC on 26 July2004
ilable to view at UKLA	SE Announcement	30-Jul-04	✓				✓	Filed with SEC on 2 August 2004
es from trust	SE Announcement	30-Jul-04	✓				✓	Filed with SEC on 2 August 2004
erhouse Nominees (Europe) Ltd- 7,619 shares	Co House Forms	13-Jul-2004		✓				
- 4,876 shares	Co House Forms	26-Jul-2004		✓				
- 1,437 shares	Co House Forms	29-Jul-2004		✓				

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2366619

ompany name in full: Severn Trent PLC

---

hares allotted (including bonus shares):

ate or period during which
ıares were allotted
*ˈ shares were allotted on one date
ıter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	07	07	2004			

lass of shares *(rdinary or preference etc)*	Ordinary	Ordinary	
umber allotted	3677	3942	
ominal value of each share	65 5/19p	65 5/19p	
mount (if any) paid or due on each ıare *(including any share premium)*	£6.88	£7.38	

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

ó that each share is to be ·eated as paid up			

:onsideration for which ıe shares were allotted *(This information must be supported by ıe duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited Desig CESNOMS Part ID:277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 7619
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 7619

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 13 July 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./PCT/7811 Tel: 01903 833004

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,402	3,474	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	528p	568p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LISTS	Class of shares allotted	Number allotted
Address	Ordinary	4,876
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 26 July 2004.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot 5 & 7
Tel: 01903 833394
DX number DX exchange

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	19	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	551	886	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each Share *(including any share premium)*	473p	568p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Julian Charles Edwards 6 Kingsleigh Close Brentford Middlesex UK Postcode TW8 0PA	Class of shares allotted ORDINARY	Number allotted 892
Name Mrs Amy Carol Hutchins Address Bluebells Farm Lane Crondall Nr Farnham Surrey UK Postcode GU10 5QE	Class of shares allotted ORDINARY	Number allotted 545
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 29 July 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA